This filing is made pursuant
to rule 424(b)(3) under
the Securities Act of
1933 in connection with
Registration No. 333-52484

SUPPLEMENT TO POST-EFFECTIVE AMENDMENT NO. 2
DATED JULY 16, 2002

Date of Release	8/7/2002
Month	July 2002
Raised during month	$16,000,000
Total raised in Vestin Fund II	$247,300,000
Number of mortgage loans	66
Total amount of loans	$237,100,000
Average maturity	12 Months
Number of unit holders	3,499
Interest rate yield distributed	12.11%